                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     -------


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


      For 1st Quarter 2001 Results


                                    NERA ASA
                         Kokstadveien 23, P.O. Box 7090
                                  N-5020 BERGEN
                                     Norway


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F  [X]           Form 40-F  [ ]


      Indicate by check mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]           No [X]


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                              NERA ASA


                              By:   Bjorn Ove Skjeie (sign.)
                                    Name:  Bjorn Ove Skjeie
                                    Title: President and Chief Operating Officer



Dated:  May 3, 2001

                                                                     [NERA LOGO]
--------------------------------------------------------------------------------

                                           NERA ASA

                                           Postal Address
                                           P.O. Box 7090, N-5020 BERGEN, Norway,

PRESS RELEASE, 3 May 2001                  Office Address
                                           Kokstadvn. 23, BERGEN, Norway,
                                           Tel.No.   +47 55 22 51 00
                                           Fax.No.   +47 55 22 52 99

                                           Head Office
                                           Nera ASA, 5020 BERGEN
                                           Register of Business Enterprises
                                           NO 944 536 949 MVA





( NERAY )
NERA ASA PRESENTS RESULTS FOR THE FIRST QUARTER 2001

Bergen/Norway, 3 May 2001;
NERA ASA (OSE: NER, NASDAQ: NERAY) CONTINUES ITS GROWTH, EXPERIENCING CONTINUED STRONG GROWTH FOR TRANSMISSION NETWORKS. NEW ORDERS FOR THE COMPANY IN THE FIRST QUARTER OF 2001 WERE 703 MNOK, AN INCREASE OF 19% COMPARED TO THE SAME PERIOD LAST YEAR. OPERATING REVENUE INCREASED TO 724 MNOK FROM 615 MNOK AND OPERATING MARGINS WERE 8,5% AND 10,3% FOR TRANSMISSION NETWORKS AND MOBILE SATELLITE COMMUNICATION RESPECTIVELY. THE COMPANY HAS DURING THE FIRST QUARTER OF 2001 CONTINUED ITS FOCUS ON NEW TECHNOLOGY AND MARKET DEVELOPMENT WHILE AT THE SAME TIME TURMOIL IN THE GLOBAL ECONOMY HAS CAUSED DELAYED DEVELOPMENT OF THE MARKET FOR WIRELESS BROADBAND ACCESS BUSINESS. THIS WILL HAVE CONSEQUENCES FOR THE COMPANY'S FUTURE PLANS FOR BROADBAND ACCESS ACTIVITY.

-  Operating income Q1: -9,4 MNOK (50,1 MNOK)
-  Income before tax Q1: 21,3 MNOK (62,7 MNOK)
- Transmission Networks booked new orders of 503 MNOK, a 37% increase compared to Q1 2000.
-  Mobile Satellite Communication experienced steady business as expected.
-  Wireless Broadband Access costs were as expected.

VALUES IN MNOK                  Q1-01       Q1-00    % CHANGE      2000
New orders                       703         589        19,3       2 902
Operating revenue                724         615        17,7       2 550
Operating income before WBA*    58,9        55,5         6,1       227,9
Operating income                -9,4        50,1      -118,0       104,5
Income before tax               21,3        62,7       -66,0       193,3
Earnings per share, NOK         0,14        0,44                    1,22

* Wireless Broadband Access

- These results are in accordance with the goals set by ourselves and have been achieved in a period which has been challenging due to the global economic turbulence, says Bjorn Ove Skjeie, CEO of Nera, and continues;

- The first quarter has been a positive period for Nera despite the international turbulence, with positive developments for the Transmission Networks business providing a basis for optimism. The changes caused by the economic turbulence are monitored closely, especially our costs as well as less optimistic

                                                                     [NERA LOGO]
--------------------------------------------------------------------------------

market opportunities for Wireless Broadband Access in the short term. We are prepared to make necessary adjustments, but this will not alter our goal of becoming a leading company within wireless communication. To achieve this we have to also improve our production capacity and deliverability, says Skjeie.


STRONG GROWTH WITHIN TRANSMISSION NETWORKS

The business area Transmission Networks booked 503 MNOK of new orders in the first quarter, an increase of 37% compared to the same period last year. This reinforces the strong trend from the last quarter of year 2000, and the prospects for the second quarter are also considered good.

Sales within Transmission Networks was 559 MNOK for the quarter, compared to 376 MNOK last year with demand for traditional products being strongest. The strength of the new orders reaffirms the positive trend from the last quarter last year, with prospects for the second quarter 2001 considered good. New orders and sales to South East Asia, Africa and South America have been particularly strong.

Operating income for the quarter was 47,3 MNOK, an increase of 19,9 MNOK or 73% compared to the same period last year. Nera is pleased to maintain an operating margin in the margin range set as a goal for this business segment, while at the same time seeing a significant growth in the business segment. Operating margin for the quarter was 8,5% compared to 7,3% for the same period last year.

STABLE AND PROFITABLE BUSINESS WITHIN MOBILE SATELLITE COMMUNICATION.

Nera booked 199 MNOK new orders within Mobile Satellite Communication during the quarter, up 4% on the same period last year. Market developments during the first quarter confirmed Nera's expectation of a stable business situation in 2001 for this business segment, although somewhat sensitive to the development of the global economic situation.

Mobile Satellite Communication achieved sales of 155 MNOK in the quarter which is lower than for the same period last year but similar to sales in the fourth quarter year 2000. Nera also strengthened its position as a leading supplier of earth stations within the Inmarsat system by winning several new earth stations contracts.

Operating income for the first three months of the year was 15,9 MNOK with an operating margin of 10,3% for Mobile Satellite Communication. The company is pleased that the business segment maintains its profitability, achieving a double digit operating margin.

WIRELESS BROADBAND ACCESS (WBA) IS WAITING ON MARKED DEMAND.

The development of Nera's new business segment Wireless Broadband Access (WBA) has continued. WBA had 12 MNOK sales in the first quarter, with a operating loss of 68,3 MNOK, which is in accordance with expectations.

The company has during the quarter continued development of the DVB-RCS products in cooperation with EUTELSAT, and the test system for the `Wireless local loop' product Velocity in the US has had its functionality expanded. However, the current global economic turbulence has during the quarter created more uncertainties regarding commercialisation of the market for WBA's products during 2001, which will have consequences for the company's activity within this business.

                                                                     [NERA LOGO]
--------------------------------------------------------------------------------



YEAR 2001; TURBULENCE PROVIDES OPPORTUNITIES

- The results achieved by the Transmission Networks business segment are the best achieved during the first quarter of any year, and we anticipate continued growth within this segment for the remainder of the year. A significant challenge will be to increase production and deliverability to support this business growth, says Bjorn Ove Skjeie.

WBA will during the next two quarters commence sale of the company's own products Velocity and DVB-RCS. In response to the reduced market expectations Nera is working to adapt its investment pace, activity level and organisation. However, the new situation within the broadband market will also open opportunities for new industrial structural changes.

Nera has previously expressed expectations that the development within the business area Mobile Satellite Communication will be flat during 2001, and this remains the company's view. However, Nera also sees opportunities which may strengthen Nera's position as a leading supplier within this business segment.

- Development of new Inmarsat products such as Inmarsat F and cooperation with other companies within the satellite communication business will be important in our future strategy for Mobile Satellite Communication, says Skjeie.

IT and telecom stocks have suffered badly during the last months, but Nera's share price has held up better than comparable shares. This, together with a strong technology and customer base and considerable free liquid assets in our balance sheet, positions Nera favourably with regards to exploiting industrial structural opportunities. - Exploiting this will be important to Nera going forward, says Bjorn Ove Skjeie.



Bergen/Oslo, May 3, 2001

For additional information contact:
Director Communication, Helge Skaar, + 47 55 22 58 20 (office), + 47 90 14 20 40 (mobile) or hsk@nera.no

INCOME STATEMENTS

(Amounts in KNOK)                                    Q1 2001      Q1 2000         YEAR
                                                                                  2000
-----------------------------------------------------------------------------------------
NEW ORDERS                                           702,902      589,244       2,902,043
SALES                                                723,805      614,564       2,549,816
Operating costs                                     -620,097     -493,856      -2,091,647
Depreciation                                         -21,009      -12,773         -66,943
-----------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                           82,699      107,936         391,226
-----------------------------------------------------------------------------------------
Research and Development                             -92,092      -57,857        -286,745
-----------------------------------------------------------------------------------------
OPERATING INCOME                                      -9,393       50,079         104,481
-----------------------------------------------------------------------------------------
Income from investments in associated companies        8,749        3,838          26,474
Net financial income (expenses)                       21,910        8,753          62,322
-----------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                   21,266       62,670         193,277
-----------------------------------------------------------------------------------------
Taxes                                                 -4,255      -19,514         -56,950
-----------------------------------------------------------------------------------------
NET INCOME                                            17,011       43,156         136,327
-----------------------------------------------------------------------------------------

BALANCE SHEETS

(AMOUNTS IN KNOK)                               31.03.01      31.12.00      31.03.00
------------------------------------------------------------------------------------
R&D Purchased technology                                                      21,431
Deferred tax assets                                25,774        17,889         5,126
Goodwill                                         118,158       123,533
Property, plant and equipment                    195,551       178,603       142,436
Financial non-current assets                     425,106       396,076       335,260
------------------------------------------------------------------------------------
NON-CURRENT ASSETS                               764,588       716,101       504,253
------------------------------------------------------------------------------------
Inventories                                      343,118       269,104       327,555
Trade receivables                                721,231       785,851       551,049
Other receivables                                406,301       385,874       233,328
Short term share holdings                                                      2,300
Cash and cash equivalents                      1,325,412     1,320,275       703,792
------------------------------------------------------------------------------------
CURRENT ASSETS                                 2,796,063     2,761,104     1,818,024
------------------------------------------------------------------------------------
TOTAL ASSETS                                   3,560,651     3,477,205     2,322,277
------------------------------------------------------------------------------------
Shareholders' equity                           1,996,651     1,976,990     1,054,840
Long term debt                                    95,423       301,455       341,585
Current liabilities                            1,468,577     1,198,760       925,852
------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                   3,560,651     3,477,205     2,322,277
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
Interest-bearing current liabilities             251,419        61,807         1,200
Interest-bearing long-term liabilities                --       187,108       233,431
------------------------------------------------------------------------------------

RESULTS BY QUARTERS

                           Q1          Q4          Q3          Q2          Q1
                          2001        2000        2000        2000        2000
--------------------------------------------------------------------------------
New orders               702 902     842 155     617 495     853 149     589 244
--------------------------------------------------------------------------------
Sales                    723 805     842 786     543 990     548 476     614 564
--------------------------------------------------------------------------------
Operating income          -9 393      23 583         919      29 901      50 079
--------------------------------------------------------------------------------
Income before tax         21 266      59 784      30 337      40 488      62 670
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

(Amounts in KNOK)                                                                 Q1 2001        Q1 2000          YEAR
                                                                                                                  2000
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                         17,011         43,156        136,328
Depreciation                                                                       21,009         12,773         66,942
Depreciation of goodwill and financial non-current assets
Changes in inventories, accounts receivables/payables
and other working capital items                                                    34,830         25,491       -159,820
Other adjustments to operating activities                                         -20,114         41,720         34,319
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                52,735        123,140         77,770
-----------------------------------------------------------------------------------------------------------------------
Proceeds from sale of property, plant and equipment                                   249        -13,102         10,560
Capital investments                                                               -30,615             34       -105,849
Other investments and sales                                                       -15,399         97,925         28,410
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)                                                    -45,765         84,857        -66,879
-----------------------------------------------------------------------------------------------------------------------
Proceeds from share issue                                                           2,517          9,045        860,641
Net change in own shares                                                                                        -10,930
Dividend paid                                                                                                   -19,562
Net change in debt                                                                 -2,141            349          5,356
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                   376          9,394        835,505
-----------------------------------------------------------------------------------------------------------------------
Effect of changes in currency exchange rates                                       -2,209          4,867         -7,655
Effect of changes in currency exchange rates on cash and cash-equivalents
-----------------------------------------------------------------------------------------------------------------------
NET CHANGES IN CASH AND CASH EQUIVALENTS                                            5,137        222,258        838,741
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                          1,320,275        481,534        481,534
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                              1,325,412        703,792      1,320,275
-----------------------------------------------------------------------------------------------------------------------

                                  PRESENTATION
                                  31 March 2001


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                               NERA 31 MARCH 2001

[Triangle]    Transmission Networks achieved best first quarter ever

[Triangle]    Mobile Satellite Communications continues with steady sales and double digit margin

[Triangle]    Broadband activity similar to Q4 2000. Turbulence in global economy causes concern for market development

[Triangle]    Nera Telecommunication Ltd.,Singapore shows strong growth

[Triangle]    Global financial turbulence provides opportunities to exploit
              Nera's financial strength, diversified product portfolio and large customer base.


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                  KEY FIGURES

-------------------------------------------------------------------------------
(Amounts in KNOK)                  Q1 2001            Q1 2000            YEAR
                                                                         2000
-------------------------------------------------------------------------------
Orders received                    702 902            589 244         2 902 043
-------------------------------------------------------------------------------
Sales                              723 805            614 564         2 549 816
-------------------------------------------------------------------------------
Operating income before WBA         58 904             55 475           227 958
-------------------------------------------------------------------------------
Operating income                    -9 393             50 089           104 481
-------------------------------------------------------------------------------
Pre tax income                      21 266             62 670           193 277
-------------------------------------------------------------------------------



                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                  TRANSMISSION
                             CONTINUES STRONG GROWTH

[Triangle]    High demand for transmission products continues

[Triangle]    Many attractive market opportunities in South East Asia, Latin
              America and Africa

[Triangle]    Demand in Europe weaker than expected

[Triangle]    Increased productivity and deliverability supporting higher growth


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                             SATELLITE COMMUNICATION
                              STABLE AND PROFITABLE

[Triangle]    Confirms leading market position within the Inmarsat-system by winning more earth station contracts

[Triangle]    Maintains market leader position within satellite communication terminals. Stable market.

[Triangle]    New Inmarsat products, including Inmarsat F, being developed

[Triangle]    Cooperation with other satellite communication companies important part of future strategy


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                            EXTENSIVE "INVESTMENT" IN
                            WIRELESS BROADBAND ACCESS

[Triangle]    Global economic uncertainty influences market developments.
              Activities - so far - as planned

[Triangle]    Satellite wireless broadband transmissions using DVB-RCS products have started

[Triangle]    IP-Citylink ready for delivery in Q3

[Triangle]    Test delivery of Velocity in the US, continues with increased functionality


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                ORDERS RECEIVED
                               BY BUSINESS AREAS

------------------------------------------------------------------------------------------
(Amounts in MNOK)                  Q1 2001              Q1 2000                 YEAR
BUSINESS AREA                                                                   2000
------------------------------------------------------------------------------------------
Transmission Network          503        71,5%      368        62,6%    2 216        76,4%
------------------------------------------------------------------------------------------
Satellite Communication       199        28,4%      192        32,5%      576        19,8%
------------------------------------------------------------------------------------------
Wireless Broadband
Access                          2         0,3%        0         0,0%       72         2,5%
------------------------------------------------------------------------------------------
Others/
Elimination                    -1        -0,2%       29         4,9%       38         1,3%
------------------------------------------------------------------------------------------
TOTAL                         703         100%      589         100%    2 902         100%
------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                              NEW ORDERS BY REGION



                                  [REGION MAP]

Percentage by region
on 31. March 2001
--------------------
NORWAY                             7,5%
GREAT BRITAIN                      2,9%
REST OF EUROPE                    23,8%
AMERICAS                          24,0%
AFRICA                             1,5%
ASIA                              39,8%
OCEANIA                            0,5%

                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                   OPERATIONS

[Triangle]    Increased production and delivery capability achieved in Q1

[Triangle]    49% increased sales by Transmission Networks in Q1

[Triangle]    Mobile Satellite Communications business similar in volume to Q4
              2000, but less than record high Q1 2000


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                             SALES BY BUSINESS AREA

-----------------------------------------------------------------------------------------------------
(Amounts in MNOK)                            Q1 2001               Q1 2000                 YEAR
BUSINESS AREA                                                                              2000
-----------------------------------------------------------------------------------------------------
Transmission Network                      559     77,2%         376     61,1%        1 803      70,7%
-----------------------------------------------------------------------------------------------------
Satellite Communication                   155     21,4%         210     34,2%          709      27,8%
-----------------------------------------------------------------------------------------------------
Wireless Broadband
Access                                     12      1,6%           0      0,0%           16       0,6%
-----------------------------------------------------------------------------------------------------
Other/
Elimination                                -2     -0,2%          29      4,7%           22       0,9%
-----------------------------------------------------------------------------------------------------
TOTAL                                     724      100%         615      100%        2 550       100%
-----------------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                   INVOICING
                                OF ORDER BACKLOG


                                  [BAR CHART]

          Q2        Q3        Q4       2002 AND
MNOK      2001      2001      2001      LATER     TOTAL
-------------------------------------------------------
           618       233       178       102      1 131
-------------------------------------------------------







                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                OPERATING RESULTS
                                   KEY FIGURES

                                                                Q1  2001
                                                            (Amounts in MNOK)
[Triangle]  Operating income and margins
            [Arrow]  Transmission Network
                     -  OPERATING INCOME                          47,3
                     -  OPERATING MARGIN                           8,5%
            [Arrow]  Satellite Communication
                     -  OPERATING INCOME                          15,9
                     -  OPERATING MARGIN                          10,2%
            [Arrow]  Wireless Broadband Access
                     -  IMPACT ON OPERATING INCOME               -68,3
[Triangle]  Sales & admin.costs
            as % of sales                                         16,9%


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                OPERATING INCOME
                                BY BUSINESS AREA

--------------------------------------------------------------------------
(Amounts in MNOK)                 Q1 2001          Q1 2000            YEAR
BUSINESS AREA                                                         2000
--------------------------------------------------------------------------
TRANSMISSION NETWORK                47,3             27,4            160,2
SATELLITE COMMUNICATION             15,9             32,2             97,6
WIRELESS BROADBAND ACCESS          -68,3             -5,4           -123,4
OTHER/
ELIMINATION                         -4,3             -4,1            -29,9
--------------------------------------------------------------------------
TOTAL                               -9,4             50,1            104,6
--------------------------------------------------------------------------




                                                                     [NERA LOGO]
                                                      enabling a wireless future

                          OPERATING MARGINS* BEFORE R&D

1996       1997       1998       1999      2000      Q1 2000        Q1 2001
----       ----       ----       ----      ----      -------        -------
13.9%      11.4%      9.0%       14.2%     15.3%      17.6%          11.4%

                                  [BAR CHART]

*  OPERATING RESULTS BEFORE R&D AS PERCENTAGE OF OPERATING REVENUES


                             RESEARCH & DEVELOPMENT

MNOK
                                           2000 PER      2001 PER
1996       1997       1998       1999      QUARTER       QUARTER
----       ----       ----       ----      -------       -------
(6,4%)*    (7,3%)*    (6,9%)*    (6,6%)*    (7,8%)*      (12,7%)*
 193        204        200        216        216            92


                                  [BAR CHART]

* R&D AS PERCENTAGE OF OPERATING REVENUES


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                               INCOME STATEMENTS

------------------------------------------------------------------------------------------------------
(Amounts in KNOK)                                        Q1 2001            Q1 2000             YEAR
                                                                                                2000
------------------------------------------------------------------------------------------------------
NEW ORDERS                                               702,902            589,244          2,902,043
SALES                                                    723,805            614,564          2,549,816
Operating costs                                         -620,097           -493,856         -2,091,647
Depreciation                                             -21,009            -12,773            -66,943
------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                               82,699            107,936            391,226
------------------------------------------------------------------------------------------------------
Research and Development                                 -92,092            -57,857           -286,745
------------------------------------------------------------------------------------------------------
OPERATING INCOME                                          -9,393             50,079            104,481
------------------------------------------------------------------------------------------------------
Income from investments in associated companies            8,749              3,838             26,474
Net financial income (expenses)                           21,910              8,753             62,322
------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                       21,266             62,670            193,277
------------------------------------------------------------------------------------------------------
Taxes                                                     -4,255            -19,514            -56,950
------------------------------------------------------------------------------------------------------
NET INCOME                                                17,011             43,156            136,327
------------------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                 BALANCE SHEETS

------------------------------------------------------------------------------------
(AMOUNTS IN KNOK)                              31.03.01       31.12.00      31.03.00
------------------------------------------------------------------------------------
R&D Purchased technology                                                      21,431
Defered tax assets                               25,774         17,889         5,126
Goodwill                                        118,158        123,533
Property, plant and equipment                   195,551        178,603       142,436
Financial non-current assets                    425,106        396,076       335,260
------------------------------------------------------------------------------------
NON-CURRENT ASSETS                              764,588        716,101       504,253
------------------------------------------------------------------------------------
Inventories                                     343,118        269,104       327,555
Trade receivables                               721,231        785,851       551,049
Other receivables                               406,301        385,874       233,328
Short term share holdings                                                      2,300
Cash and cash equivalents                     1,325,412      1,320,275       703,792
------------------------------------------------------------------------------------
CURRENT ASSETS                                2,796,063      2,761,104     1,818,024
------------------------------------------------------------------------------------
TOTAL ASSETS                                  3,560,651      3,477,205     2,322,277
------------------------------------------------------------------------------------
Shareholders' equity                          1,996,651      1,976,990     1,054,840
Long term debt                                   95,423        301,455       341,585
Current liabilities                           1,468,577      1,198,760       925,852
------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                  3,560,651      3,477,205     2,322,277
------------------------------------------------------------------------------------
Interest-bearing current liabilities            251,419         61,807         1,200
Interest-bearing long-term liabilities                -        187,108       233,431
------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                            STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------
(Amounts in KNOK)                                                   Q1 2001               Q1 2000                YEAR
                                                                                                                 2000
-----------------------------------------------------------------------------------------------------------------------
Net income                                                           17,011                43,156               136,328
Depreciation                                                         21,009                12,773                66,942
Depreciation of goodwill and financial non-current assets
Changes in inventories, accounts receivables/payables
and other working capital items                                      34,830                25,491              -159,820
Other adjustments to operating activities                           -20,114                41,720                34,319
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  52,735               123,140                77,770
-----------------------------------------------------------------------------------------------------------------------
Proceeds from sale of property, plant and equipment                     249               -13,102                10,560
Capital investments                                                 -30,615                    34              -105,849
Other investments and sales                                         -15,399                97,925                28,410
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)                                      -45,765                84,857               -66,879
-----------------------------------------------------------------------------------------------------------------------
Proceeds from share issue                                             2,517                 9,045               860,641
Net change in own shares                                                                                        -10,930
Dividend paid                                                                                                   -19,562
Net change in debt                                                   -2,141                   349                 5,356
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                     376                 9,394               835,505
-----------------------------------------------------------------------------------------------------------------------
Effect of changes in currency exchange rates                         -2,209                 4,867                -7,655
Effect of changes in currency exchange rates on cash and
cash-equivalents
-----------------------------------------------------------------------------------------------------------------------
NET CHANGES IN CASH AND CASH EQUIVALENTS                              5,137               222,258               838,741
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR            1,320,275               481,534               481,534
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                1,325,412               703,792             1,320,275
-----------------------------------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                    PROSPECTS

[Triangle]     Transmission Network is favourably positioned, expecting more than 20% growth in 2001

[Triangle]     Delivery capacity to be further increased, representing a
               potential for additional growth

[Triangle]     Anticipating stable business volume with double digit operating margin from Mobile Satellite Communication

[Triangle]     Cooperation with other companies within mobile satellite
               communication central to growth strategy s Activity level and future investment pace in WBA under reconsideration s Global economic uncertainty opens structural opportunities for Nera

                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                    APPENDIX


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                   KEY FIGURES
                                 31. MARCH 2001

                                                    31.03.01       31.03.00
[Triangle]   Operating margin (1) before R&D           11,4%           17,6%

[Triangle]   R&D as % of sales                         12,7%            9,4%

[Triangle]   Operating margin (2) = operating
             margin as % of sales                      -1,3%            8,1%

[Triangle]   Earnings per share                     NOK 0,14       NOK 0,44


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                              RESULTS BY QUARTERS

----------------------------------------------------------------------------------------------------------
                               Q1               Q4               Q3                Q2                Q1
                              2001             2000             2000              2000              2000
----------------------------------------------------------------------------------------------------------
NEW ORDERS                   702 902          842 155          617 495           853 149           589 244
----------------------------------------------------------------------------------------------------------
SALES                        723 805          842 786          543 990           548 476           614 564
----------------------------------------------------------------------------------------------------------
OPERATING INCOME              -9 393           23 583              919            29 901            50 079
----------------------------------------------------------------------------------------------------------
INCOME BEFORE TAX             21 266           59 784           30 337            40 488            62 670
----------------------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                             NEW ORDERS BY QUARTERS
                                BY BUSINESS AREAS


-----------------------------------------------------------------------------------------------------------
                                 Q1               Q4              Q3              Q2               Q1
BUSINESS AREAS                  2001             2000            2000            2000             2000
-----------------------------------------------------------------------------------------------------------
Transmission Networks       503     71,5%    730     86,7%    482   78,0%      635   74,5%     368    62,6%
-----------------------------------------------------------------------------------------------------------
Satellite Communication     199     28,4%    122     14,5%    127   20,6%      135   15,8%     192    32,5%
-----------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                        2      0,3%     17      2,0%      9    1,4%       46    5,4%       0     0,0%
-----------------------------------------------------------------------------------------------------------
Other/
Elimination                  -1     -0,2%    -27     -3,2%      0    0,0%       37    4,3%      29     4,9%
-----------------------------------------------------------------------------------------------------------
TOTAL                       703      100%    842      100%    618    100%      853    100%     589     100%
-----------------------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                               SALES BY QUARTERS
                               BY BUSINESS AREAS

--------------------------------------------------------------------------------------------------------------------
                                        Q1               Q4              Q3               Q2               Q1
BUSINESS AREAS                         2001             2000            2000             2000             2000
--------------------------------------------------------------------------------------------------------------------
Transmission Network               559     77,2%    687     81,5%    383    70,4 %    356    65,0 %    376    61,1 %
--------------------------------------------------------------------------------------------------------------------
Satellite Communication            155     21,4%    163     19,3%    160    29,4 %    176    32,1 %    210    34,2 %
--------------------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                              12      1,6%     15      1,8%      1     0,2 %      0     0,0 %      0     0,0 %
--------------------------------------------------------------------------------------------------------------------
Other/
Elimination                         -2     -0,2%    -22     -2,6%      0     0,0 %     16     2,9 %     29     4,7 %
--------------------------------------------------------------------------------------------------------------------
TOTAL                              724      100%    843      100%    544      100%    548      100%    615      100%
--------------------------------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                   NEW ORDERS
                               BY MARKET REGIONS

-----------------------------------------------------------------------------------------------
(Amounts in MNOK)                             Q1                  Q1                  YEAR
MARKET REGIONS                               2001                2000                 2000
-----------------------------------------------------------------------------------------------
Norway                                   53       7,5%       52        8,9%      192       6,6%
-----------------------------------------------------------------------------------------------
United Kingdom                           20       2,9%       89       15,2%      276       9,5%
-----------------------------------------------------------------------------------------------
Rest of Europe                          167      23,8%      186       31,5%      703      24,2%
-----------------------------------------------------------------------------------------------
America                                 169      24,0%      153       26,0%      802      27,6%
-----------------------------------------------------------------------------------------------
Africa                                   10       1,5%       29        4,9%      292      10,1%
-----------------------------------------------------------------------------------------------
Asia                                    280      39,8%       73       12,4%      438      15,1%
-----------------------------------------------------------------------------------------------
Oceania                                   4       0,5%        7        1,1%      198       6,8%
-----------------------------------------------------------------------------------------------
TOTAL                                   703       100%      589        100%    2 902       100%
-----------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                            SALES BY MARKET REGIONS

---------------------------------------------------------------------------------------------
(Amounts in MNOK)                            Q1                   Q1                YEAR
MARKET REGION                               2000                 2000               2000
---------------------------------------------------------------------------------------------
Norway                                   45      6,3%        33      5,4%       168      6,6%
---------------------------------------------------------------------------------------------
United Kingdom                           75     10,3%        69     11,2%       310     12,2%
---------------------------------------------------------------------------------------------
Rest of Europe                          128     17,6%       203     33,0%       711     27,8%
---------------------------------------------------------------------------------------------
Americas                                257     35,6%       120     19,5%       668     26,2%
---------------------------------------------------------------------------------------------
Africa                                   59      8,2%        47      7,6%       180      7,1%
---------------------------------------------------------------------------------------------
Asia                                     94     13,0%       131     21,4%       463     18,2%
---------------------------------------------------------------------------------------------
Oceania                                  65      9,0%        12      1,9%        50      1,9%
---------------------------------------------------------------------------------------------
TOTAL                                   724      100%       615      100%     2 550      100%
---------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                                      enabling a wireless future

                                                                     [NERA LOGO]

                                                      enabling a wireless future

NERA ASA: REPORTING RESULTS FOR THE FIRST QUARTER 2001

NERA ASA (OSE: NER, NASDAQ: NERAY) CONTINUES ITS GROWTH THROUGH THE FIRST QUARTER OF 2001 DESPITE THE TURBULENCE IN GLOBAL ECONOMY. THE TRANSMISSION NETWORKS BUSINESS ACHIEVED ITS BEST FIRST QUARTER EVER, WHILE MOBILE SATELLITE COMMUNICATION SALES WERE, AS EXPECTED, SIMILAR TO THE END OF YEAR 2000. WIRELESS BROADBAND ACCESS ACTIVITIES WERE SIMILAR TO THE FOURTH QUARTER OF 2000, BUT UNCERTAINTIES IN THE GLOBAL ECONOMY IS DELAYING MARKET DEVELOPMENTS. THIS WILL HAVE CONSEQUENCES FOR NERA'S PLANS FOR DEVELOPING THE WIRELESS BROADBAND ACCESS BUSINESS.

The prospects are however unchanged for the Transmission Networks and the Mobile Satellite Communication. Nera's Transmission Networks business has actually strengthened its competitive position during the first quarter, improving the possibility of establishing itself as a leading company within this market.

A 20% growth in sales and new orders are in accordance with Nera's own expectations for the first quarter. Transmission Networks, which accounts for 77% of sales, achieved a growth of 49%. Nera's management is carefully monitoring the market developments and the company's position in light of the uncertainties in the global economy, which has negatively impacted several equipment manufacturers. However, Nera is operating in markets which so far have seen very little reduction in demand, including South East Asia, Africa and Latin America where investments in existing and new telecommunication infrastructure continues unabated as it does in Europe. Transmission Networks experienced a 37% growth in new orders compared to first quarter last year.

Construction of 3G-net is delayed in Europe and demand for 'access' products are lower than expected reflecting the global uncertainty. Nera is not very exposed to the market developments in North America, and has not seen any reduced demand in the market for satellite communication.

The main challenge in the first quarter has been to improve deliverability of transmission products. Improved deliverability is essential both to meet current contract requirements as well as securing new contracts. Efforts have been focused on strengthening Nera's production capacity, improve work with subcontractors and productions partners and adjust procurement practises and routines. One outcome is a significant expansion of work shift arrangements in the factory in Bergen, contributing to improved delivery capacity for most products by the end of the first quarter.

Nera's market position within Transmission Networks has been strengthened during the first quarter compared to competitors. This is due to a weak market for `access' products, which is a major business segment for many of Nera's peer competitors. Nera's broad product scope has reduced its vulnerability to these market fluctuations compared to other independent transmission suppliers.

Two new contracts for earth stations secured in the first quarter have further strengthened the company's position as a leading supplier of mobile satellite communication within the Inmarsat system. The market for satellite terminals where Nera is a leading supplier, is growing slowly. However, development of future high capacity systems is continuing with Nera reviewing the possibility of exploiting DVB-RCS as a standard for the mobile satellite terminals. This is the same technology standard which is in the process of developing a position within broadband communication, and which Nera is developing within Wireless Broadband Access.

The current global uncertainties have caused the market growth within Wireless Broadband Access to be delayed which means that sale of DVB-RCS products in the current year becomes more uncertain. It is also more difficult to sell point-to-multipoint solutions. The first quarter has seen important progress in development of DVB-RCS equipment including start-up of the first transmissions via satellite in

                                                                     [NERA LOGO]

                                                      enabling a wireless future

cooperation with EUTELSAT. In the US the functionality in the test system of the 'Wireless local loop' product Velocity is improved, and commercial sales activities will start in the second quarter.


PROFIT AND LOSS STATEMENT, BALANCE SHEET, LIQUIDITY AND EQUITY.

Operating income for Nera was 724 MNOK in the first quarter, an increase of 18% compared to the same quarter last year, with operating costs of 620 MNOK.

Operating income before R&D was 82,7 MNOK, resulting in a margin of 11,4%. This compares to 108 MNOK and 16,3% for the same period in 2000. The reduced margin before R&D is attributable to increased depreciation and higher costs particularly associated with the broadband activity. A significant part of these cost must also be seen in conjunction with Nera's entry into the US.

R&D expenses was 92 MNOK during the period, an increase of 34 MNOK compared to last year. This is 12,7% of operating revenues, and is 2,1% above last year.

The company's operating income was (9,4) MNOK for the first quarter, or 58,9 MNOK before including Wireless Broadband Access. Operating margin for Transmission Networks was 8.5% and 10,2% for Satellite Communication.

Earnings from investments in associated companies were 8,7 MNOK, primarily from Nera Telecommunication Ltd. in Singapore where Nera's 47,4% ownership yielded a contribution of 9,3 MNOK in the first quarter. This company enjoyed a significant growth within all areas of business, resulting in almost doubling sales compared to first quarter last year. It won in particular several new telecommunication projects in Malaysia and the Philippines. The market value of Nera's ownership of Nera Telecommunications Ltd is 640 MNOK at the current stock price.

Nera has a pre tax result of 21,3 MNOK for the period after net financial expenses of 21,9 MNOK. After estimating tax for the period the net result is 17 MNOK, or earnings per share of 0,14 NOK based on an average of 123,2 million shares.

Nera's total balance sheet was 3 560 MNOK at the end of the quarter, up 83 MNOK from the end of 2000, with the company's equity ratio being 56,1%.

The company's liquid assets were 1 325 MNOK, similar to at the start of the year, with interest bearing debt of 251,4 MNOK.


NEW ORDER INTAKE AND ORDER BACKLOG

New orders received in the first quarter was 703 MNOK, with 503 MNOK from Transmission Networks, 199 MNOK from Mobile Satellite Communication and 2,1 MNOK from Wireless Broadband Access, after 1,7 MNOK of intercompany transactions being eliminated. This is a 19% increase. Transmission Networks continues its growth with a 37% increase in new orders in the quarter. New contracts from South East Asia has been a positive contribution this quarter.

The order backlog at the end of the quarter was 1 130 MNOK of which 618 MNOK will be invoiced in the second quarter. This compares to an order backlog of 802 MNOK (after adjusting for the ICO contract) at the end of the first quarter 2000, where 431 was to be invoiced in the second quarter of that year.

                                                                     [NERA LOGO]

                                                      enabling a wireless future


PROSPECTS

Market prospects for the company's transmission business are positive, and should as earlier indicated see a growth in excess of 20% compared to last year. Regional composition of sales and product mix may differ from previously assumed with lower sales in Europe and for access products. The global economic creates uncertainties, but it is Nera's ambition to exploit its strong position with a broad product portfolio and global market organisation, to become the world's leading independent transmission networks provider.

The goal within Mobile Satellite Communication is to reinforce Nera's position as a market leader within the Inmarsat system, securing a stable turnover with double digit operating margin. Development of new Inmarsat products, such as Inmarsat F, are important in maintaining Nera's position. Cooperation with other players within the satellite communication business is another important aspect of Nera's strategy for the future of Mobile Satellite Communication.

The company has previously indicated an "investment" of 120-140 MNOK in Wireless Broadband Access in 2001, assuming expected gradual increase in sales and operating income from the second quarter. Commercial sales of the company's own products Velocity and DVB-RCS will start during the second and third quarters, with the DVB products being available from the end of the summer. Several customers in Europe and Asia have expressed a strong interest in this product. Velocity will be launched on the exhibition Supercomm in Atlanta, USA, in June. However, as the short term market outlook has weakened, the company is working to adjust its activities, organisation and investment pace within broadband access market in response to an anticipated slower development of this market. The new situation in the broadband access market also opens up for new structural possibilities for Nera ASA.


The Board of Nera ASA

Bergen, 2 May 2001